As filed with the Securities and Exchange Commission on June 14, 2018. Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

Oi S.A. – In Judicial Reorganization

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Bagnall White & Case LLP 200 South Biscayne Boulevard Miami, FL 33131 (305) 371-2700	Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares representing common shares of Oi S.A. – In Judicial Reorganization	1,500,000,000 American Depositary Shares	$5.00	$75,000,000	$9,337.50
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of February 27, 2012, as amended, among Oi S.A. – In Judicial Reorganization (formerly known as Oi S.A.), The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Form of letter dated September 14, 2009 from The Bank of New York Mellon to Brasil Telecom S.A. (now known as Oi S.A. – In Judicial Reorganization) relating to pre-release activities. – Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. –See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 14, 2018.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Oi S.A. – In Judicial Reorganization.

By:	The Bank of New York Mellon
As Depositary

By:	/s/ Anthony F. Moro
Name:	Anthony F. Moro
Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Oi S.A. – In Judicial Reorganization has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Rio de Janeiro, Brazil, on June 14, 2018.

Oi S.A. – In Judicial Reorganization

By: /s/ Eurico de Jesus Teles Neto
Name: Eurico de Jesus Teles Neto

Title: Chief Executive Officer

By: /s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer

Each person whose signature appears below hereby constitutes and appoints Eurico de Jesus Teles Neto and Carlos Augusto Machado Pereira de Almeida Brandão, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 14, 2018.

/s/ Eurico de Jesus Teles Neto	Chief Executive Officer
Eurico de Jesus Teles Neto	(principal executive officer)

/s/ Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer and Investor Relations Officer
Carlos Augusto Machado Pereira de Almeida Brandão	(principal financial officer)

/s/ Carlos Augusto Machado Pereira de Almeida Brandão	Chief Accounting Officer
David Tavares neves Nunes	(principal accounting officer)

/s/ osé Mauro Mettrau Carneiro da Cunha	Chairman of the Board of Directors
José Mauro Mettrau Carneiro da Cunha

/s/ Ricardo Reisen de Pinho	Vice-Chairman of the Board of Directors
Ricardo Reisen de Pinho

/s/ Marcos Duarte Santos	Director
Marcos Duarte Santos

/s/ Marcos Rocha	Director
Marcos Rocha

/s/ Eleazar de Carvalho Filho	Director
Eleazar de Carvalho Filho

/s/ Marcos Grodetzky	Director
Marcos Grodetzky

Cogency Global Inc.	Authorized Representative in the United States

By: /s/ Richard Arthur
Richard Arthur Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of February 27, 2012, as amended among Oi S.A. – In Judicial Reorganization (formerly known as Oi S.A.), The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Form of letter dated September 14, 2009 from The Bank of New York Mellon to Brasil Telecom S.A. (now known as Oi S.A. – In Judicial Reorganization) relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification under Rule 466.